Exhibit (d)(5)
INFOCROSSING, INC.
2 Christie Heights Street
Leonia, New Jersey 07605
August 2, 2007
Wipro Ltd.
Doddakanneli, Sarjapur Road
Bangalore – 560 035 India
Ladies and Gentlemen:
     In connection with the consideration by each party hereto of a possible negotiated transaction with the other party hereto (the “Transaction”), Infocrossing, Inc. (“Roxy”) hereby agrees that until 12:01 a.m., New York City time, on August 8, 2007 (the “Exclusivity Termination Date”), which may mutually be agreed to be extended, it will not, and will not permit any of its directors, officers, employees, agents, financial and other advisors (collectively, “Representatives”), to solicit, initiate, encourage, discuss or accept any proposals or offers with respect to, or enter into or propose to enter into any agreement or letter of intent providing for, any merger or business combination involving Roxy or any of its subsidiaries or any sale, directly or indirectly, of any equity interests of Roxy (other than pursuant to ordinary course options with employees or that are issued pursuant to agreements existing as the date hereof) in one transaction or series of related transactions or any material portion of the assets of Roxy or any of its subsidiaries, or provide any information to any other party in connection therewith (provided that Roxy shall not be restricted from providing information to investors in the ordinary course of business). In consideration for the foregoing, Wipro Ltd. (“Wilma”) (i) agrees to complete confirmatory due diligence of Roxy at or prior to the Exclusivity Termination Date, and (ii) hereby ratifies its intent to submit an offer for 100% of the outstanding shares and share equivalents of Roxy at a per share cash price between $18.50 and $19.00, subject only to the satisfactory completion of confirmatory due diligence and negotiation of definitive transaction agreements (the “Definitive Agreements”). If prior to the Exclusivity Termination Date Wilma decides that it does not wish to proceed with the Transaction, it will promptly (and in any event no later than 12 hours thereafter) inform Roxy of that decision, and at such time the provisions of this Agreement shall automatically terminate. Each party understands and agrees that no contract or agreement providing for any transaction between them shall be deemed to exist between them unless and until Definitive Agreements have been executed and delivered. Except as specifically provided below, each party shall bear its own fees, costs, and expenses incurred by such party in connection with the transactions contemplated hereby.
     In the event that prior to the Exclusivity Termination Date Roxy receives an unsolicited inquiry, proposal or offer with respect to an Alternative Transaction Roxy will provide Wilma with immediate notice of such the receipt of such proposal or offer, except to the extent that it is otherwise restricted from doing so pursuant to contractual obligations in existence prior to the date hereof.
     In the event that (i) prior to the Exclusivity Termination Date Roxy breaches in any material respect the terms of this Agreement, (ii) after such breach this Agreement terminates by its terms due to its expiration on the Exclusivity Termination Date and (iii) within sixty days of such termination of this agreement, Roxy enters into an agreement with respect to an Alternative Transaction with a party other than Wilma, then Roxy shall promptly thereafter reimburse Wilma for all its reasonable expenses incurred in connection with Wilma’s evaluation of the Transaction contemplated hereby in an amount not to exceed $500,000. “Alternative Transaction” means any merger or business combination involving Roxy or any sale, directly or indirectly, of more than 50% of the equity interests of Roxy (in one transaction or series of related transactions) or any material portion of the assets of Roxy and its subsidiaries taken as a whole.
     Each party hereto further agrees that, except as otherwise required by applicable law, rule or regulation, it will not issue any press release, public announcement or public statement or make any other public disclosure with respect to the terms of this letter agreement or any other facts relating to the proposed Transaction, including the fact that discussions or negotiations between Roxy and Wilma with respect thereto are taking place, without the prior written approval of the other party as to the time of issuance, extent of distribution and form and substance of such public disclosure.
     Each party hereto recognizes and acknowledges that a breach of this letter agreement will cause irreparable and material loss and damage to the other party as to which the other party will not have an adequate remedy at law or in damages and that, accordingly, each party agrees that the issuance of an injunction or other equitable remedy shall be an appropriate remedy for any such breach.
     Roxy shall, immediately cease and cause to be terminated until the Exclusivity Termination Date all existing discussions, negotiations and other communications, direct or indirect through its affiliates, advisers, other representatives or otherwise, regarding the acquisition of any interest in the business of Roxy with any other person or entity.
     This letter agreement (this “Agreement”) and all disputes or controversies arising out of or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without reference to its conflicts of law principles (other than Section 5-1401 of the General Obligations Law of the State of New York). Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the City and County of New York for any actions, suits or proceedings arising out of or relating to this Agreement and agree (i) not to commence any action, suit or proceeding relating thereto except in such courts, (ii) to waive any defenses as to personal jurisdiction of such courts and (iii) that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth herein shall be effective service of process for any action, suit or proceeding brought against either party in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transaction contemplated hereby in the courts of the State of New York or the United States of America located in the City and County of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
     The terms and provisions of this letter agreement are subject to the confidentiality agreement previously executed by the parties.

     Please confirm your agreement with the foregoing by signing and returning one copy of this Agreement to the undersigned, whereupon this Agreement shall become a binding agreement between you and Roxy.

Very truly yours,

Infocrossing, Inc.

By:	/s/ Zach Lonstein

Name: Zach Lonstein
Title: Chairman and Chief Executive Officer

Accepted and agreed as of the date first written above:
Wipro Ltd.

By:	/s/ Sudip Nandy

Name: Sudip Nandy
Title: Chief Strategy Officer

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